SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of June 2011

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement regarding further information on the payment of final dividend, dated June 23, 2011.	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory regime and significant policies for the telecommunications industry in China, including changes in the structure or functions of the primary industry regulator, Ministry of Industry and Information Technology, or the MIIT (which has assumed the regulatory functions of the former Ministry of Information Industry), or any changes in the regulatory policies of the MIIT and other relevant government authorities in China; the results of the ongoing restructuring of the telecommunications industry in China; any changes in the effects of competition on the demand and price of the Company’s telecommunications services; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: June 24, 2011	By:	/s/ Wang Xiaochu
Name: Wang Xiaochu
Title: Chairman and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

FURTHER INFORMATION ON THE PAYMENT OF FINAL DIVIDEND

Reference is made to the announcement of China Telecom Corporation Limited (the “Company”) dated 20 May 2011 (the “Dividend Announcement”) in respect of, amongst others, the payment of the final dividend for the year ended 31 December 2010 (the “2010 Final Dividend”). The Company wishes to announce further information in relation to the payment of the 2010 Final Dividend.

Pursuant to the Circular on the Questions Concerning the Income Tax on the Profits for the Transfer of Shares (Equity Interests) and Dividend Received by Foreign Invested Enterprises, Foreign Enterprises and Individual Foreigners (Guo Shui Fa [1993] No. 45) (the “Circular”) issued by the PRC State Administration of Taxation (the “SAT”) in 1993, individual foreigners holding overseas shares were temporarily exempted from PRC individual income tax for the dividend (bonus) received from PRC enterprises issuing such overseas shares. On 4 January 2011, the SAT issued an announcement on the List of Fully or Partially Invalidated and Repealed Tax Regulations (SAT Announcement (2011) No. 2) (the “SAT Announcement”), pursuant to which the Circular was repealed and became invalid. Based on the Company’s current understanding, the exemption from PRC individual income tax under the Circular for the Company’s individual H shareholders (the “Individual H Shareholders”) whose names appear on the register of members of H shares of the Company is no longer applicable when the Company distributes the 2010 Final Dividend.

Pursuant to the PRC Individual Income Tax Law , the Implementation Regulations of the Individual Income Tax Law , the Tentative Measures on Withholding and Payment of Individual Income Tax and other relevant laws and regulations (collectively, the “Relevant Tax Laws and Regulations”), the Company currently understands that it is required to withhold and pay 20% individual income tax for Individual H Shareholders (the “Withholding Tax”). Subject to further confirmation of the relevant PRC tax authorities, the rate of the Withholding Tax may be adjusted in accordance with the tax treaties or arrangements applicable to the Individual H Shareholders.

A-1

Pursuant to the Dividend Announcement, the Company’s 2010 Final Dividend will be paid around 30 June 2011. In order to ensure the Company’s compliance with Relevant Tax Laws and Regulations while meeting the timetable for the payment of the 2010 Final Dividend, the Company will temporarily withhold 20% of the 2010 Final Dividend to be distributed to the Individual H Shareholders, representing an aggregate amount of approximately HKD1,181,173, pending the confirmation of the relevant PRC tax authorities on the appropriate treatment for this. The Company will issue further announcement(s) in respect of any material development regarding this.

Other information in respect of the payment of the 2010 Final Dividend as disclosed in the Dividend Announcement remains unchanged.

By Order of the Board
China Telecom Corporation Limited
Wang Xiaochu
Chairman and Chief Executive Officer

Beijing, PRC, 23 June 2011

As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Shang Bing as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Zhang Chenshuang, Mr. Yang Xiaowei, Mr. Yang Jie, and Mr. Sun Kangmin as the executive vice presidents, Mr. Li Jinming as the non-executive director, and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming as the independent non-executive directors.

A-2